SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)*

BRITISH SKY BROADCASTING GROUP plc

(Name of Issuer)

Ordinary Shares of 50p each

(Title of Class of Securities)

G15632105 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G15632105	Page 2 of 7

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person News Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power 686,021,700 6 Shared Voting Power 0 7 Sole Dispositive Power 686,021,700 8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 686,021,700
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row (9) 35.3%
12	Type of Reporting Person CO

CUSIP NO. G15632105	Page 3 of 7

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person News UK Nominees Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power 686,021,700 6 Shared Voting Power 0 7 Sole Dispositive Power 686,021,700 8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 686,021,700
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row (9) 35.3%
12	Type of Reporting Person CO

CUSIP NO. G15632105	Page 4 of 7

This statement relates to the beneficial ownership of securities of British Sky Broadcasting Group plc (the “Company”) by News UK Nominees Limited and its ultimate parent corporation, News Corporation and further amends and restates the previously filed statement on Schedule 13G.

This statement is filed in connection with a transaction pursuant to which The News Corporation Limited (“TNCL”), a previous reporting person hereunder, became an indirect wholly-owned subsidiary of News Corporation, a Delaware corporation (the “Reorganization”). Prior to the Reorganization, TNCL was the ultimate parent corporation of the record owner of the Company’s securities. Following the Reorganization, News UK Nominees Limited remains the record owner of the Company’s securities with News Corporation as the ultimate parent corporation of the record owner. The Reorganization was effectuated through a share exchange in which TNCL shareholders received News Corporation shares in exchange for the cancellation of their TNCL shares. Immediately prior to the Reorganization, News Corporation had no assets or liabilities other than nominal assets or liabilities. On November 12, 2004, TNCL changed its name to News Holdings Limited.

Item 1	(a).	Name of Issuer:

British Sky Broadcasting Group plc

	(b).	Address of Issuer’s Principal Executive Offices:

6 Centaurs Business Park
Grant Way
Isleworth, Middlesex, TW7 5QD, England

Item 2	(a).	Names of Person Filing:

News Corporation

News UK Nominees Limited

	(b).	Address of Principal Office, or if None, Residence:
1211 Avenue of the Americas
New York, New York 10036

One Virginia Street
London E98 1XY United Kingdom

	(c).	Citizenship or Place of Incorporation for Each Reporting Person:

News Corporation is a corporation incorporated under the laws of the State of Delaware.

News UK Nominees Limited is a limited liability company incorporated under the laws of England and Wales.

CUSIP NO. G15632105	Page 5 of 7

	(d).	Title of Class of Securities:

Ordinary Shares, 50p per share.

	(e).	CUSIP Number:

G15632105

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership:

	(a)	Amount Beneficially Owned: 686,021,700

	(b)	Percent of Class: 35.3%

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 686,021,700

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 686,021,700

(iv) shared power to dispose or to direct the disposition of: 0

As of October 18, 2004, News UK Nominees Limited was the record owner of 686,021,700 Ordinary Shares of British Sky Broadcasting Group plc, 50p per share, (“Ordinary Shares”), constituting approximately 35.3% of the total number of outstanding Ordinary Shares at such date. News UK Nominees Limited has sole power to vote and to dispose or direct the disposition of such Ordinary Shares.

News Corporation owns 100% of the ordinary shares of News UK Nominees Limited. Accordingly, News Corporation may be deemed to beneficially own the Ordinary Shares held of record by News UK Nominees Limited.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

CUSIP NO. G15632105	Page 6 of 7

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

CUSIP NO. G15632105	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2004

NEWS CORPORATION

By:	/s/ Arthur M. Siskind
Name:	Arthur M. Siskind
Title:	Director

Dated: November 12, 2004

NEWS UK NOMINEES LIMITED

By:	/s/ Arthur M. Siskind
Name:	Arthur M. Siskind
Title:	Director